Exhibit 99.6

Company	Wolseley PLC
TIDM	WOS
Headline	ADR Ratio Change
Released	07:00 16-Jun-06

RNS Number: 6733E
Wolseley PLC
16 June 2006

NEWS RELEASE
16 June 2006

Wolseley plc
Announces ADR Ratio Change

Wolseley plc (LSE: WOS, NYSE: WOS) the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials announces a change in the ratio of its American Depositary Receipts (ADRs) traded on the New York Stock Exchange.

Wolseley first listed its ADRs on the New York Stock Exchange on 31 May 2001, when the ratio of ADRs to ordinary shares was set at one (1) ADR to five (5) ordinary shares. With effect from 2 February 2004, the ratio was changed to one (1) ADR to two (2) ordinary shares. In order to bring the U.S. share price in line with other ADRs and improve liquidity, the Company will change the ratio from one (1) ADR for every two (2) ordinary shares to one (1) ADR for every one(1) ordinary share. From the perspective of the ADR holder, the ratio change is roughly analogous to a two (2) for one (1) stock split because Wolseley ADR holders, at the close of business on 30 June 2006, will receive one (1) additional ADR for every ADR held. There will, however, be no change to Wolseley's ordinary shares. The ADR distribution date will be 6 July 2006.

Commenting on this change, Charlie Banks, Chief Executive of Wolseley said:
"Today's announcement demonstrates Wolseley's firm commitment to making the Company's shares even more accessible to the broader US investment community. The change in the ADR ratio should increase volumes of the ADRs traded on the NYSE, creating a more liquid market for our shares in the US. This should enable us to build a larger US ownership base, particularly among individual investors, our associates and smaller firms."

Wolseley released its Interim Results for the six months to 31 January 2006, on 21 March 2006, which can be found on the website at www.wolseley.com. The Company will release a trading update on 17 July 2006 and will announce its preliminary year-end results to 31 July 2006, on 25 September 2006.

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations including, without limitation, discussions of the Company's business and financial plans, expected future revenues and the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Investors/Analysts:
Guy Stainer	+44 (0)118 929 8744
Head of Investor Relations	+44 (0)7739 778187

John English	+1 513 771 9000
Director, Investor Relations North America	+1 513 328 4900

Media:
Penny Studholme	+44 (0)118 929 8886
Director of Corporate Communications	+44 (0)7860 553834

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group revenues for the year ended 31 July 2005, were approximately £11.3 billion and operating profit, before amortisation of acquired intangibles, was £708 million. Wolseley has more than 68,000 employees operating in 14 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.

This information is provided by RNS
The company news service from the London Stock Exchange

END